UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	SEMI-ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE SIX MONTHS ENDED JUNE 30, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . .

For the transition period from ___________________ to ________________________

COMMISSION FILE NUMBER 0-28542

ICTS INTERNATIONAL N.V.

(Exact Name of Registrant as specified in its charter) Not

Not Applicable

(Translation of Registrant's name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Walaardt Sacréstraat, 425-5, 1117 BM Schiphol Oost, The Netherlands

(Address of principal executive offices)

Alon Raich, Tel: +31-20-3471077
Email: alon@ictsintl.com, Address: Same as above

(Name, Telephone, E-mail and/or Facsimile number and
Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each Class: Common Stock

Name of each exchange on which registered: OTCQB

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Stock, par value 0.45 Euro per share

(Title of Class)

Securities for which there is a reporting obligation pursuant to
Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 37,433,333.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

YES ☐  NO ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

YES ☐  NO ☒

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES ☒  NO ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

YES ☒  NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, am accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

International Financial Reporting Standards as issued
U.S. GAAP ☒	by the International Accounting Standards Board ☐	Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

YES ☐  NO ☐

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
(US $ in thousands, except share and per share data)

ITEM 1. FINANCIAL STATEMENTS

ICTS INTERNATIONAL N.V AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(US $ in thousands, except share data)
(Unaudited)

	June 30,	December 31,
	2024	2023

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$50,853	$55,222
Restricted cash	5,123	9,766
Bank deposits	31,356	34,002
Accounts receivable, net	80,827	70,442
Prepaid expenses and other current assets	9,145	7,125
Total current assets	177,304	176,557

Deferred tax assets, net	667	1,575
Investments	267	249
Deposits	1,877	2,564
Restricted cash	1,439	2,037
Property and equipment, net	4,750	5,194
Operating leases right of use assets	13,530	7,398
Goodwill	653	668
Other Assets	987	854
Total assets	$201,474	$197,096

LIABILITIES AND SHAREHOLDERS' DEFICIT
CURRENT LIABILITIES:
Notes payable - financial institutions	$3,939	$209
Accounts payable	6,728	6,601
Accrued expenses and other current liabilities	58,556	52,470
Value added tax (VAT) payable	11,741	10,759
Income taxes payable	4,935	6,652
Operating lease liabilities, current	4,248	3,804
Total current liabilities	90,147	80,495

Operating lease liabilities, non current	9,239	3,645
Other liabilities	18,042	22,038
Total liabilities	117,428	106,178

COMMITMENTS AND CONTINGENCIES

REDEEMABLE NON-CONTROLLING INTERESTS	90,903	93,521

SHAREHOLDERS' DEFICIT:
Common stock, 0.45 Euro par value;
150,000,000 shares authorized as of June 30, 2024 and December 31, 2023;
37,433,333 shares issued and outstanding as of June 30, 2024 and
December 31, 2023	19,186	19,186
Additional paid-in capital	19,839	17,818
Accumulated deficit	(36,181)	(31,440)
Accumulated other comprehensive loss	(7,902)	(8,117)
Treasury shares	(1,518)	(1,518)
Non controlling interest in subsidaries	(281)	1,468
Total shareholders' deficit	(6,857)	(2,603)
Total liabilities and shareholders' deficit	$201,474	$197,096

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(US $ in thousands, except share and per share data)
(Unaudited)

	Six months ended	Six months ended
	June 30, 2024	June 30, 2023

Revenue	$233,559	$204,408
Cost of revenue	199,229	170,705
GROSS PROFIT	34,330	33,703
Operating expenses:
Research and development	7,173	6,533
Selling, general and administrative	32,188	28,612
Total operating expenses	39,361	35,145
OPERATING LOSS	(5,031)	(1,442)
Other income, net	1,098	727
LOSS BEFORE INCOME TAX EXPENSE	(3,933)	(715)
Income tax expense	349	625
NET LOSS	(4,282)	(1,340)
Net income attributable to non-controlling interests	459	1,000
NET LOSS ATTRIBUTABLE TO ICTS INTERNATIONAL N.V.	$(4,741)	$(2,340)

BASIC AND DILUTED NET LOSS ATTRIBUTABLE TO ICTS
INTERNATIONAL N.V. PER SHARE

Net loss attributable to ICTS International N.V.	$(4,741)	$(2,340)

Basic weighted average number of shares	37,433,333	37,433,333

Net loss per share attributable to ICTS International N.V. - basic	$(0.13)	$(0.06)

Diluted weighted average number of shares	37,433,333	37,433,333

Net income (loss) per share attributable to ICTS International N.V. - diluted	$(0.13)	$(0.06)

COMPREHENSIVE LOSS
Net loss	$(4,282)	$(1,340)
Other comprehensive income - translation adjustments	339	46
Unrealized income (loss) on derivative instruments	(123)	(230)
Comprehensive loss	$(4,066)	$(1,524)
Comprehensive income attributable to non controlling interests	903	1,413
COMPREHENSIVE LOSS ATTRUBUTABLE TO ICTS INTERNATIONAL N.V.	$(4,969)	$(2,937)

ICTS INTERNATIONAL N.V AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIT
(US $ in thousands, except share and per share data)
(Unaudited)

	Common Stock		Additional Paid - In	Accumulated	Accumulated Other Comprehensive	Treasury	Non Controlling	Total Shareholders'
	Shares	Amount	Capital	Deficit	Loss	Stock	Interest	Deficit
BALANCE AT DECEMBER 31, 2022	37,433,333	19,186	16,604	(38,521)	(8,186)	-	557	$(10,360)
Net income loss	-	-	-	(2,340)	-	-	-	(2,340)
Translation adjustment	-	-	-	-	46	-	-	46
Sale of QDD Shares on Januay 1, 2023	-	-	-	-	-	-	194	194
Unrealized losses on derivatives instruments	-	-	-	-	(230)	-	-	(230)
Stock based compensation - AU10TIX Technologies B.V.	-	-	-	-	-	-	324	324
BALANCE AT JUNE 30, 2023	37,433,333	19,186	16,604	(40,861)	(8,370)	-	1,075	(12,366)
Net income	-	-	-	9,421	-	-	-	9,421
Translation adjustment	-	-	-	-	(101)	-	2	(99)
Unrealized gains on derivatives instruments	-	-	-	-	354	-	-	354
Stock-based compensation - AU10TIX Technologies B.V.	-	-	-	-	-	-	391	391
Issuance price increase of shares issued in previous years (see note 13)	-	-	1,214	-	-	-	-	1,214
Commitment to purchased shares from certain directors and officers (see note 13)	-	-		-	-	(1,518)	-	(1,518)
BALANCE AT DECEMBER 31, 2023	37,433,333	19,186	17,818	(31,440)	(8,117)	(1,518)	1,468	(2,603)
Net loss	-	-	-	(4,741)	-	-	-	(4,741)
Translation adjustment	-	-	-	-	338	-	-	338
Unrealized losses on derivatives instruments	-	-	-	-	(123)	-	-	(123)
Dividend to AU10TIX shareholders	-	-	-	-	-	-	(171)	(171)
Exercise of options to shares - AU10TIX Technologies B.V.	-	-	2,021	-	-	-	(2,021)	-
Stock-based compensation - AU10TIX Technologies B.V.	-	-	-	-	-	-	443	443
BALANCE AT JUNE 30, 2024	37,433,333	$19,186	$19,839	$(36,181)	$(7,902)	(1,518)	$(281)	$(6,857)

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

(US $ in thousands, except share and per share data)

NOTE 1 - ORGANIZATION

Description of Business

ICTS International N.V. (“ICTS”) was established by the Department of Justice in Amstelveen, Netherlands on October 9, 1992. ICTS and subsidiaries (collectively referred to as, the “Company” or “ICTS”) operates in four reportable segments: (a) Corporate (b) Airport Security (c) Other Aviation Related Services and (d) Authentication Technology.

The Corporate segment does not generate revenue from third parties and contains primarily non-operational expenses. The Airport Security segment provides security services mostly to airport authorities and airlines predominantly in Europe. The Other Aviation Services segment provides services mostly to airlines and airport authorities in the United States of America. The Authentication Technology segment provides authentication services to financial and other companies, predominantly in the United States of America.

NOTE 2 – BASIS OF PRESENTATION

General

The accompanying condensed unaudited consolidated financial statements for the six months ended June 30, 2024 have been prepared by the Company, in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) for financial information. These financial statements reflect all adjustments, consisting of normal recurring adjustments and accruals, which are, in the opinion of management, necessary for a fair presentation of the financial position of the Company as of June 30, 2024 and the results of operations for the six months then ended. Accordingly, certain information and footnote disclosures normally included in annual financial statements prepared in accordance with US GAAP have been condensed or omitted. The results of operations presented are not necessarily indicative of the results to be expected for future quarters or for the year ending December 31, 2024.

The following discussion and analysis should be read in conjunction with the financial statements, related notes and other information included in this report and with the Risk Factors included in Part 1 Item 3 in our Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC.

This Report contains statements that may constitute “forward-looking statements”. Generally, forward-looking statements include words or phrases such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “projects,” “could,” “may,” “might,” “should,” “will”, the negative of such terms, and words and phrases of similar import. Such statements are based on management’s current expectations and are subject to a number of risks and uncertainties. These risks and uncertainties could cause our actual results to differ materially from those described in the forward-looking statements. Any forward-looking statement represents our expectations or forecasts only as of the date it was made and should not be relied upon as representing its expectations or forecasts as of any subsequent date. Except as required by law, we undertake no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, even if our expectations or forecasts change.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

(US $ in thousands, except share and per share data)

NOTE 3 – PREPAID EXPENSES AND OTHER CURRENT ASSETS

	June 30,	December 31,
	2024	2023

Receivable from the German authorities (1)	438	512
Income tax receivable	1,708	867
Interest from bank deposits	813	529
Value Added Tax (VAT) receivable	621	960
Prepaid uniforms	1,262	712
Prepaid insurance	606	532
Prepaid licenses and training	391	541
Prepaid rent	318	365
Other	2,988	2,107
	$9,145	$7,125

1.
In Germany, the employees are eligible for payroll support. The Company paid its German employees their full salary and subsequently, the Company was reimbursed by the German government for the payroll support amount.

NOTE 4 – INVESTMENTS

Manuka, Inc. (Previously Artemis Therapeutics, Inc.)

As of June 30, 2024, the Company owns less than 1% of the issued and outstanding share capital of Manuka, Inc. (“MNKA”). MNKA is a company incorporated in Israel engaged in developing and manufacturing skincare products based on Manuka honey and bee venom. The market value of the Company’s investment in MNKA as of June 30, 2024 and  December 31, 2023  is $4 and $9, respectively. The Company evaluated the stock price of MNKA. Because the MNKA share price is low, the number of shares traded is low and MNKA still does not have any material revenue or profitable operations, the Company previously determined that the value of the investment is impaired and accordingly, valued the investment at zero.

Mesh Technologies, Inc.

In January 2019, the Company invested an amount of $50 in Mesh Technologies, Inc. (“Mesh”), a company incorporated in the USA. As of June 30, 2024 and December 31, 2023, the investment represented less than 1% of the issued and outstanding share capital of Mesh. Mesh is a technology company providing cross border payments technology by innovating on the existing payment rails of established card networks available in the market. As Mesh is a private, closely-held company, there is no active market for this investment. Therefore, the Company measures the investment at cost minus impairment.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

(US $ in thousands, except share and per share data)

NOTE 4 – INVESTMENTS (CONTINUED)

Arrow Ecology & Engineering Overseas (1999)

In December 2019, the Company invested an amount of $1,750 in Arrow Ecology & Engineering Overseas (1999) Ltd (“Arrow”), a limited company incorporated in Israel. Arrow develops and operates a sustainable green process to recycle mixed and sorted municipal solid waste. The Company purchased a few types of shares representing 22.6% of Arrow’s equity for an amount of $22 and shareholder loans were purchased for a price of $1,728 ($4,146 stated value less $2,418 allowance for credit losses, which have not changed since the acquisition).

The Company suspended its use of the equity method to accounting for this investment in 2022 after its investment balance was reduced to zero.

The Company has an agreement with an entity related to its main shareholder, according to which, if the value of the investment decreases, the related party entity has guaranteed to repurchase this full investment at a minimum amount of $1,750. The guarantee is effective immediately as of the date of purchase and terminates on January 1, 2025. Some Directors, managers and shareholders of Arrow are related parties of the Company.

GreenFox Logistics LLC.

In March 2020, the Company invested an amount of $100 in GreenFox Logistics, LLC. (“GreenFox”), a company incorporated in the USA. The investment was done as SAFE investment (Simple Agreement for Future Equity). GreenFox is an on-demand delivery/moving/transportation company. As GreenFox is a private, closely held company, there is no active market for this investment. Therefore, the Company measures the investment at cost minus impairment.

SardineAI Corp.

In August 2020, the Company invested an amount of $50 in SardineAI Corp (“SardineAI”), a company incorporated in the USA. In return, the Company received preferred shares representing less than 1% of SardineAI’s equity. SardineAI is a Fraud Prevention-as-a-Service (FaaS) platform for Digital businesses to detect frauds and financial crimes. As SardineAI is a private, closely held company, there is no active market for this investment. Therefore, the Company measures the investment at cost minus impairment. In January 2023, the Company sold approximately 85% of its investment for a total amount of $758.

Silver Circle One

In December 2021, March 2022 and December 2022, the Company invested a total amount of $38 in Silver Circle One, a capital fund which aims to invest in private emerging companies with focus on consumer, commerce and technology companies. The company committed to invest up to $100 in the pool. As Silver Circle One is a private, closely held fund, there is no active market for this investment. Therefore, the company measures the investment at cost minus impairment.

Justt Fintech Ltd (previously Acrocharge Ltd)

In December 2021, the Company invested an amount of $50 in Justt Fintech Ltd (“Justt”), a company incorporated in Israel. As of June 30, 2024, the investment represented less than 1% of the issued and outstanding share capital of Justt Fintech Ltd. Justt is a technology company which fully automates chargeback disputes on behalf of online merchants. As Justt is a private, closely held company, there is not an active market for this investment. Therefore, the Company measures the investment at cost minus impairment.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

(US $ in thousands, except share and per share data)

NOTE 4 – INVESTMENTS (CONTINUED)

Nilus OS Ltd

In March 2022, the Company invested an amount of $25 in Nilus OS Ltd. (“Nilus”), a company incorporated in Israel. As of June 30, 2024, the investment represented less than 1% of the issued and outstanding share capital of Nilus. Nilus is a company that automates payment and financial workflows for platforms that involve transfers of money. As Nilus is a private, closely held company, there is no active market for this investment. Therefore, the Company measures the investment at cost minus impairment.

NOTE 5 - PROPERTY AND EQUIPMENT

Property and equipment is as follows:

	June 30,	December 31,
	2024	2023

Office, equipment and facilities	$6,213	$6,332
R&D capitalization costs	3,373	3,345
Vehicles	2,399	2,192
Leasehold improvements	2,606	2,606
	14,591	14,475
Less: accumulated depreciation and amortization	9,841	9,281
Total property and equipment, net	$4,750	$5,194

Depreciation and amortization expense are $1,199 and $1,322 for the periods ended June 30, 2024 and 2023, respectively.

NOTE 6 – NOTES PAYABLE – FINANCIAL INSTITUTIONS

United States of America

The Company’s U.S subsidiary secured a three-year credit facility with its primary bank in September 2023. The credit facility has a maximum borrowing base limit of $7,500. The borrowing base limitation is equivalent to: (i) 85% of eligible non-investment grade receivables and 90% of eligible investment grade receivables, plus (ii) 80% of direct labor payroll for the previous two pay periods plus 20%. The company is required to maintain a fixed charge ratio of 1.00. Borrowings on the credit facility are subject to interest at SOFR plus 2.65% and a minimum annual interest charge of $60. As of June 30, 2024 and December 31, 2023, the Company has no outstanding balances under the credit facility and the unused available amount of the line is $7,500.

Europe

The Company has a credit arrangement in Sweden to provide it with up to 4,000 SEK ($376 as of June 30, 2024) in borrowings. Borrowings under the line of credit bear annual interest of 2.8% and are subject to annual extension by the financial institution. The line of credit is secured by accounts receivable of the Swedish subsidiary. As of June 30, 2024, and December 31, 2023, the Company had 1,733 SEK and 2,098 SEK ($163 and $209) respectively, in outstanding borrowings under the line of credit facility.

On November 2023, the Company entered into a loan agreement with a commercial bank in Spain to provide it with up to €1,000 ($1,099 as of December 31, 2023). The interest rate will be determined by the bank at the time the loan will be taken. The loan agreement expires in November 2024. As of June 30, 2024 and December 31, 2023 the outstanding balances regarding those loans are €900 and €0 ($968 and $0), respectively.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

(US $ in thousands, except share and per share data)

NOTE 6 – NOTES PAYABLE – FINANCIAL INSTITUTIONS (CONTINUED)

During the period ended December 31, 2023 from time to time, the Company has been taking revolving short term loans of variable amounts from the same commercial bank. The loans ranged between €250 to €1,415 ($269 and $1,522) as of June 30, 2024 with interest rates between 5.25% to 5.90% and for periods between three to six months. On December 2023, an agreement with the commercial bank was extended, to provide loans up to €1,500 ($1,613) as of June 30, 2024. The exact interest rate will be determined at the time the loan is taken. These loans can be used only for paying different taxes to the Spanish tax authorities. The loan agreement can be terminated by both sides at any time. As of June 30, 2024 and December 31, 2023 the outstanding balances regarding those loans are €334 and €0 ($359 and $0) as of June 30, 2024, respectively, with an interest rate of 4.28%.

On March 2024, the Company entered into a factoring agreement with the same commercial bank to provide it with up to €2,250 ($2,419) as of June 30, 2024. Borrowings on the factoring facility are subject to interest at EUROBIR plus 0.6% and additional commission of 0.2%. The loan agreement is for one year with possible extensions and can be terminated with a notice of 15 days by each party. As of June 30, 2024 the outstanding balance regarding e factoring agreement is €1,744 ($1,875) as of June 30, 2024, with an interest rate of 4.37%.

On June 2024, the Company entered into a factoring agreement with a commercial institution in Germany to provide it with up to €9,800 ($10,538) as of June 30, 2024. Borrowings on the factoring facility are subject to interest at EUROBIR plus 3.0% and 1.5% for the unused balance. The loan agreement has no expiration date and can be terminated with a notice of 14 days by each party. As of June 30, 2024, the Company had no outstanding balances under the factoring agreement.

NOTE 7 – ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities are as follows:

	June 30,	December 31,
	2024	2023
Accrued payroll and related costs	$29,502	$27,887
Accrued vacation	11,557	8,381
Deferred revenue	4,517	4,938
Advanced payments from a customer	4,942	5,051
Commitment to purchase shares from directors and officers	1,518	1,518
Dividend to AU10TIX shareholders	3,249	-
Other	3,271	4,695
Total accrued expenses and other current liabilities	$58,556	$52,470

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

(US $ in thousands, except share and per share data)

NOTE 8 – CONVERTIBLE NOTES PAYABLE TO A RELATED PARTY

The Company had an agreement with an entity related to its main shareholder, to provide it with up to $2,000 in revolving loans through January 2024. The term of the arrangement can be automatically extended for four additional six-month periods at the option of the holder. Loans received under the arrangement bear interest at the rate of 2.5%, compounded semi-annually and payable at maturity. In connection with the arrangement in May 2019, the holder was granted an option to convert up to $2,000 of the loan into a maximum of 5,000,000 shares at a price of $0.4 per share. In October 2020, the entity converted $800 into 2,000,000 shares. In November 2023, the Company and the related party agreed to extend the length of the note until January 2026 and to adjust the terms of the option to convert the loan into a maximum 5,000,000 shares at a price of $0.75 per share. As a result, an adjustment was made to the per share price of the 2,000,000 shares issued in the October 2020 conversion, resulting in an amount of $700 of the loan derecognized with a corresponding increase to the additional paid in capital. See also note 13.

As of June 30, 2024 and December 31, 2023 there are no outstanding balances relating the convertible notes payable to this related party.

NOTE 9 – OTHER LIABILITIES

Other liabilties are as follows:

	June 30,	December 31,
	2024	2023
Deferred wagetax and social security (1)	$9,596	$11,601
Deferred VAT (1)	6,458	7,809
Severance pay	1,405	1,838
Other (2)	583	790
Total other liabilities	$18,042	$22,038

(1)
Deferred VAT and deferred wage tax relate to measurements taken by the Dutch government, where they postponed all VAT payable for the years 2021 and 2020 and all wage tax and social security payable for the months March – December 2021, to be paid in 60 instalments starting October 2022.

(2)
Including a 50 million Yen loan with a financial institution as a financial support in connection with COVID-19. The loan was provided in July 2020 for a period of five years with a variable interest of 0.21% - 1.10%. The long-term balances as of June 30, 2024 and December 31, 2023 are $39 and $45, respectively.

NOTE 10 – REDEEMABLE NON-CONTROLLING INTERESTS

On July 3, 2019, AU10TIX entered into a Series A Preferred Subscription Agreement (the “Agreement”) with TPG Lux 2018 SC I, S.a.r.l (“TPG”), according to which AU10TIX issued 3,000,000 Series A Preferred Shares (“Series A Shares”) to TPG for a subscription price of US$60,000 in cash representing approximately 24% of the outstanding share capital of AU10TIX and 23.077% of the fully-diluted share capital of AU10TIX. Transaction costs totaled $4,540 and were deducted from the redeemable non-controlling interests balance.

On November 7, 2019, AU10TIX entered into a Series A and Series A-1 Preferred Subscription Agreement with Oak HC/FT Partners II, L.P. (“Oak”), according to which AU10TIX issued 1,000,000 Series A Preferred Shares and 23,622 Series A-1 Preferred Shares (“Series A-1 Shares” and together with Series A Shares – “the Preferred Shares”) to Oak for a subscription price of US$20,000 in cash representing approximately 7.401% of the outstanding share capital of AU10TIX and 7.143% of the fully-diluted share capital of AU10TIX. For accounting purposes, the investment was allocated to the Series A and Series A-1 Preferred Shares on a relative fair value basis of $19,537 and $461, respectively. Transaction costs totaled $1,513 and were deducted from the respective investment amounts.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

(US $ in thousands, except share and per share data)

NOTE 10 – REDEEMABLE NON-CONTROLLING INTERESTS (CONTINUED)

Following the Oak investment, on November 7, 2019, TPG subscribed for 307,087 Series A-1 Shares at nominal value (US$0.001 per share) (“Bonus Issue Series A-1 Shares”) in order to preserve its 23.077% ownership interest in the fully diluted share capital of AU10TIX.

On June 28, 2021, TPG, Oak, GF GW LLC (“GF”) and AU10TIX, entered into a Sale and Purchase Agreement (the “SPA”), pursuant to which Oak and GF purchased preferred shares in AU10TIX from TPG. In connection with the SPA, (i) such parties and ICTS entered into an amended and restated shareholders agreement (the “SHA”) and an amended and restated registration rights agreement (the “RRA”) and (ii) AU10TIX’s Articles of Association (the “Articles”) were amended by a deed of amendment (the “Deed of Amendment”).

Pursuant to the SPA, Oak purchased 755,906 AU10TIX Series A Preferred shares from TPG and GF purchased 1,511,811 AU10TIX Series A Preferred Shares from TPG. In connection with such purchases, all outstanding AU10TIX’s Series A Preferred Shares and Series A-1 Preferred Shares were re-designated as New Series A Preferred Shares and the Ordinary Shares owned by ICTS were re-designated as Class B Ordinary Shares, as described below.

Following the completion of the sales and purchases contemplated by the SPA on June 28, 2021: (i) ICTS owns 68.69% of the outstanding share capital of AU10TIX in the form of Class B Ordinary Shares; (ii) Oak owns 12.87% of the outstanding share capital of AU10TIX in the form of New Series A Preferred Shares; (iii) GF owned 10.93% of the outstanding share capital of AU10TIX in the form of New Series A Preferred Shares; and (iv) TPG owns 7.51% of the outstanding share capital of AU10TIX in the form of New Series A Preferred Shares. In addition, AU10TIX may issue up to 500,000 Class A Ordinary Shares under its existing employee stock option plan. In February 2023, the option plan was increased to up to 1,000,000 Class A Ordinary Shares. In April 2024, 241,000 options were exercised into shares.

In consideration of the benefits to Oak increasing its shareholding and GF becoming a shareholder, AU10TIX provided certain customary warranties to Oak and GF concerning AU10TIX and its business. In addition, AU10TIX agreed to be primarily liable to Oak and GF for any breaches by TPG of its customary fundamental warranties given to Oak and GF (including that TPG owns AU10TIX Series A Preferred Shares being sold to Oak and GF); provided, that, TPG has agreed to indemnify and hold AU10TIX harmless for any losses incurred by AU10TIX in relation to such fundamental warranties given by TPG.

The Preferred Shares Rights

The SHA and the Articles (as amended by the Deed of Amendment) provide for the following material matters in respect of the rights attaching to the New Series A Preferred Shares and the Ordinary Shares and the ongoing governance of AU10TIX:

General: The New Series A Preferred Shares are entitled to one vote per share and rank equally with the Ordinary Shares in regards to dividends. The Ordinary Shares are divided into two classes: Class A Ordinary Shares and Class B Ordinary Shares, which rank equally as to dividends. The Class A Ordinary Shares are entitled to one vote per share. The Class B Ordinary Shares are entitled to three votes per share and may only be held by ICTS and its permitted transferees.

Liquidation Preference: the holders of New Series A Preferred Shares (“Series A Holders”) are entitled to a liquidation preference upon the occurrence of a (i) sale, initial public offering, which term includes certain business combinations with a SPAC (an “IPO”), merger, consolidation or reorganization, which results in a change of control of AU10TIX, and (ii) winding-up, dissolution or liquidation of AU10TIX, pursuant to which the Series A Holders are entitled, on the occurrence of such event and in priority to the Ordinary Shares, to receive the greater of: (a) US$26.4583 per share, subject to adjustments for certain events affecting the capital of AU10TIX (the “Starting Price”) plus all accrued but unpaid dividends in respect of the New Series A Preferred Shares, less all dividends previously paid on the New Series A Preferred Shares, and (b) the proceeds distributable in respect of the New Series A Preferred Shares had they been converted into Class A Ordinary Shares. The Ordinary Shares rank equally in liquidation.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

(US $ in thousands, except share and per share data)

NOTE 10 - REDEEMABLE NON-CONTROLLING INTERESTS (CONTINUED)

The Preferred Shares Rights (Continued)

Conversion Rights: The New Series A Preferred Shares are subject to conversion into Class A Ordinary Shares on a 1:1 basis (subject to adjustments for certain events affecting the capital of AU10TIX): (a) upon the written request by any Series A Holder; and (b) immediately prior to a qualifying IPO of AU10TIX (being an IPO where each Class A Ordinary Share is valued at not less than 150% of the Starting Price at the completion of the IPO, subject to adjustments for certain events affecting the capital of AU10TIX) (a “Qualifying IPO”). The Class B Ordinary Shares are convertible into Class A Ordinary Shares at any time upon the written request of a holder of Class B Ordinary Shares on a 1:1 basis, subject to adjustments for certain events affecting the capital of AU10TIX.

Anti-Dilution Protection: The SHA contains customary broad-based weighted average anti-dilution protection whereby if further shares are issued by AU10TIX at a price per new security that is less than the Starting Price, then the Series A Holders shall be entitled to receive additional Class A Ordinary Shares (at no further cost) on a weighted-average basis reflecting the value of the equity in AU10TIX, based on the subscription price paid in the new issue of securities.

Transfers: Subject to certain customary exceptions, including a transfer to a permitted transferee, any shareholder (other than TPG, Oak and GF) wishing to transfer any of the shares held by it shall first offer such shares to each shareholder holding 3% or more of AU10TIX’s outstanding share capital at the same price and on the same terms at which the selling shareholder wishes to transfer such shares.

New Issuances: Subject to certain customary exceptions, each shareholder holding 3% or more of AU10TIX’s outstanding share capital has the right to participate in any new issuance of securities by AU10TIX.

Information Rights: Subject to certain exceptions, each shareholder holding 3% or more of AU10TIX’s outstanding share capital is entitled to receive certain financial information regarding AU10TIX including budgets, annual and quarterly accounts and details of any third party offer for the stock or assets of AU10TIX, as well as certain inspection rights.

Exit Rights: At any time from and after July 3, 2026, upon written request by Series A Holders holding at least 60% of the then outstanding New Series A Preferred Shares (the “Preferred Majority”), AU10TIX is required to use reasonable endeavors to facilitate a sale of AU10TIX within six months after such written request, and, thereafter, the Preferred Majority has the right to step-in and require AU10TIX to facilitate a sale or IPO. On the exercise of such step-in right, each other shareholder (including ICTS) is required to cooperate with the Preferred Majority regarding such sale or IPO and the Preferred Majority has the right to exercise drag rights over the shares held by other shareholders in order to facilitate such exit event.

Board Arrangements: The Shareholders Agreement and Articles provide that the board of directors of AU10TIX shall be constituted by up to six directors: (i) four of whom will be appointed by the holder of a majority of the Class B Ordinary Shares (i.e., currently ICTS); (ii) one of whom will be appointed by Oak (for so long as Oak holds at least 50% of the New Series A Preferred Shares held on the date of the closing of the transactions contemplated by the SPA, subject to adjustments for certain events affecting the capital of AU10TIX); and (iii) one of whom will be appointed by GF (for so long as GF holds at least 50% of the New Series A Preferred Shares held on the date of the closing of the transactions contemplated by the SPA, subject to adjustments for certain events affecting the capital of AU10TIX). As a general matter, the board of AU10TIX is able to pass resolutions by a simple majority, subject to the consent rights of the Preferred Majority set out below.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

(US $ in thousands, except share and per share data)

NOTE 10 - REDEEMABLE NON-CONTROLLING INTERESTS (CONTINUED)

The Preferred Shares Rights (Continued)

Preferred Majority Consent Rights: For as long as the Series A Holders hold, in the aggregate, at least 25% of the New Series A Shares Preferred Shares on the date of the closing of the transactions contemplated by the SPA, subject to adjustments for certain events affecting the capital of AU10TIX, the consent of the Preferred Majority is required for the following actions (i) amending the SHA or the Articles in a manner that would adversely affect the rights, preferences or privileges of the New Series A Preferred Shares; (ii) issuing new securities ranking senior to or pari passu with the New Series A Preferred Shares; (iii) making of any dividend or distribution other than a dividend or distribution that is pro rata to the Series A Holders and the holders of the Ordinary Shares; (iv) redeeming any Ordinary Shares; (v) incurring debt in excess of 4.0x AU10TIX’s consolidated EBITDA in the 12-month period ending on the last day of the month preceding the month in which the debt was incurred; (vi) consummating an IPO other than a Qualifying IPO; (vii) making certain changes to the size of AU10TIX’s board; (viii) making any fundamental change in the nature of the business of AU10TIX and its subsidiaries; (ix) entering into related party transactions, unless such transaction is commercially reasonable and on an arm’s-length basis; and (x) either amending AU10TIX’s existing stock option plan or creating a new stock option plan to allow for the issuance of more than 500,000 additional Class A Common Shares.

Tag Rights: Following completion of the procedures on transfers set out above, each Series A Holder holding 3% or more of AU10TIX’s outstanding shares will have the right to participate proportionately in any third-party share sale by another shareholder other than a Series A Holder (subject to certain customary exceptions).

Drag Rights: AU10TIX has the right to drag other shareholders into an exit event subject to certain requirements being satisfied (including either (i) holders of New Series A Shares receiving the greater of: (a) the Starting Price and (b) the proceeds distributable in respect of the New Series A Preferred Shares had they been converted into Class A Ordinary Shares, in each case with the approval of the Board, the Preferred Majority and the holders of a majority of the shares or (ii) a minimum value per New Series A Share of 150% of the Starting Price approved by the Board and holders of a majority of the shares, in each case subject to adjustments for certain events affecting the capital of AU10TIX) in relation to such exit transaction.

Termination: The SHA terminates upon (i) the agreement of AU10TIX, the Preferred Majority and a majority of the holders of the Ordinary Shares or (ii) the closing of a Qualifying IPO.

Tax Matters: AU10TIX is required to provide the Series A Holders with certain customary information for U.S. federal tax reporting purposes.

Confidentiality and Public Announcements: The SHA provides for customary confidentiality protections and limitations on public announcements without consent.

The RRA provides the Series A Holders (and in certain cases the holders of the Class B Ordinary Shares) with a limited number of customary long-form and short-form demand registration rights, shelf registration rights and the right to participate under certain conditions if AU10TIX determines to register its shares. In addition, AU10TIX has undertaken to (i) take certain actions to facilitate the rights of the parties under the RRA; (ii) provide customary indemnification; (iii) not agree to further registration rights superior to those granted under the RRA; and (iv) limit issuances of its shares under certain circumstances set out in the RRA.

Pre-emption Rights: The Shareholders Agreement contains a restriction on issuing any securities senior to or pari passu with the New Series A Preferred Shares for so long as the holders of the New Series A Preferred Shares on June 28, 2021 (or their transferees in accordance with the terms of the Shareholders Agreement) continue to collectively hold at least 25% of such number (appropriately adjusted for certain corporate events) of New Series A Preferred Shares. In addition, each shareholder holding in excess of 3% of AU10TIX’s outstanding shares has the right to participate in any new issuance of securities by AU10TIX, subject to customary exceptions.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

(US $ in thousands, except share and per share data)

NOTE 10 - REDEEMABLE NON-CONTROLLING INTERESTS (CONTINUED)

The Preferred Shares Rights (Continued)

On April 2024, AU10TIX declared a dividend of $10,000 which was paid in November 2024 to its shareholders. Out of this amount $6,751 was paid to ICTS, $3,249 was paid to the preferred shares shareholders of AU10TIX and $171 was paid to other shareholders of AU10TIX.

The following table sets forth for the movement in the redeemable non-controlling interests:

	Period Ended,
	June 30,	December 31,
	2024	2023

Balance as of the beginning of the year	$93,521	$89,974
Net Income (Loss)	459	3,490
Dividend from AU10TIX	(3,078)
Other Comprehensive Income - Translation adjustement	1	57
Balance as of the end of the period	$90,903	$93,521

NOTE 11 - REVENUE RECOGNITION

Revenue Recognition

Revenue is recognized when the promised services are performed for our clients, and the amount that reflects the consideration we are entitled to receive in exchange for those services is determined. The Company’s revenues are recorded net of any sales taxes.

The following table presents the Company’s revenues according to the Company’s segments:

	Period ended June 30,
	2023	2022
Aviation Security	$173,131	146,837
Other Aviation Related Services	35,678	31,328
Authentication Technology	24,750	26,243
Total revenues	$233,559	$204,408

The following table presents the Company’s revenues generated from customers by geographical area based on the geographical location of the customers invoicing address:

	Period ended June 30,
	2024		2023
Germany	$57,384	24.6%	$56,189	27.5%
United States	48,763	20.9%	50,034	24.5%
The Netherlands	53,619	23.0%	46,436	22.7%
Spain	54,902	23.5%	39,176	19.2%
Other countries	18,891	8.1%	12,573	6.2%
Total revenues	$233,559	100.0%	$204,408	100.0%

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

(US $ in thousands, except share and per share data)

NOTE 11 - REVENUE RECOGNITION (CONTINUED)

Deferred Revenues

The Company records deferred revenues when cash payments are received or due in advance of our performance. Deferred revenues as of June 30, 2024 and December 31, 2023 were $4,517 and $4,938, respectively shown as part of the accrued expenses and other current liabilities. Revenue recognized for the periods ended June 30, 2024 and 2023 that was included in the deferred revenue at the beginning of each period was $4,938 and $3,569, respectively.

NOTE 12 – GOVERNMENTAL SUPPORT

During 2022 and 2021, governments in some of the countries in which we operate have announced the implementation of government assistance measures, which mitigated the impact of the COVID-19 outbreak on our results and liquidity.

In the Netherlands wage tax, social security and VAT payments for the period March 2020 until September 2021 were postponed and will be paid in 60 monthly installments, starting October 2022. The debt incurs annual interest starting July 2022 of 1% and increases every six months to a maximum of 4% starting on January 1, 2024 onwards. As of June 30, 2024, and December 31, 2023, the Company accumulated debt of €21,565 and €24,886 ($23,188 and $27,347), respectively, to the Dutch tax authorities.

NOTE 13 – COMMITMENTS AND CONTINGENCIES

Letters of Credit and Guarantees

As of June 30, 2024, and December 31, 2023, the Company has $3,591 and $7,215, respectively, in outstanding letters of credit and guarantees. Letters of credit and guarantees are being secured either by the same amounts in restricted cash with commercial banks or with deposits provided to customers which serve as cash collateral in order to guarantee the performance and quality of services provided to the customers.

As of June 30, 2024 and December 31, 2023, the Company has commercial guarantees of €1,700 and €1,700 ($1,828 and $1,868), respectively which is not secured by restricted cash or deposits provided to customer. The guarantee is part of an agreement between the Company and one of its customers in order to guarantee the performance and quality of the services provided to that customers.

Legal Proceedings

General

The Company is subject to various investigations, claims and legal proceedings covering a wide range of matters that arise in the ordinary course of its business activities. These claims are primarily related to grievances filed by current and former employees for unfair labor practices or discrimination, and for passenger aviation claims. Management recognizes a liability for any matter when the likelihood of an unfavorable outcome is deemed to be probable and the amount is able to be reasonably estimated. Management has concluded that such claims, in the aggregate, would not have a material adverse effect on the Company’s consolidated financial position, results of operations, or cash flows.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

(US $ in thousands, except share and per share data)

NOTE 13 – COMMITMENTS AND CONTINGENCIES (CONTINUED)

Inquiry Proceedings

In June 2022, at the request of a minority shareholder, the Enterprise Chamber of the Amsterdam Court of Appeal ordered an investigation into two aspects of the Company’s policy and affairs. Following the filing of the investigation report with the Enterprise Chamber in November 2023, the relevant minority shareholder requested the Enterprise Chamber to establish mismanagement and to order certain definitive measures at the Company. All of these requests were dismissed in full by the Enterprise Chamber by judgment dated November 14, 2024.

Agency Agreements

In April 2013, prior to the purchase of one of the current subsidiaries in Europe, the Company entered into an agency agreement with a third party to assist it with this transaction. According to the agreement, in the event that the operations in that country are sold in the future, the third-party agent is entitled to a payment of €3,000 ($3,226) as of June 30, 2024.

In April 2024, the Company entered into an agreement with a third party to assist the Company with the possible sale of one of the Company’s subsidiaries. The fees are 2% of the sale consideration but not less than $500. The agreement will be in place until cancelled by any of the parties with a residual period of twelve months on which the third party will be entitled to the fee in case a deal is being signed with a buyer that was approached by the third party.

In April 2024, the Company entered into an agreement with a third party to assist the Company with the possible sale of one of the Company’s subsidiaries. The fees depend on the outcome of the assignment and are between 1.25% - 1.75% of the sale consideration. The agreement will be in place until cancelled by any of the parties with a residual period of nine months on which the third party will be entitled to the fee in case a deal is being signed with a buyer that was approached by the third party.

Employment Agreement

In December 2022, the Company entered into an employment agreement with a third party to serve as the CEO of one of the Company’s subsidiaries. According to the agreement the employee is entitled to an annual target bonus. The annual target bonus is based on achievement of targets, to be defined by the subsidiary’s board of directors. The bonus shall be equal to 10% of the EBIDA (excluding the applicable taxes).

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

(US $ in thousands, except share and per share data)

NOTE 14 – SEGMENT AND GEOGRAPHICAL INFORMATION

The Company operates in four reportable segments: (a) Corporate (b) Airport Security (c) Other Aviation Services and (d) Authentication Technology. The Corporate segment does not generate revenue from third parties and contains primarily non-operational expenses. The Airport Security segment provides security services mostly to airport authorities and airlines predominantly in Europe. The Other Aviation Services segment provides services mostly to airlines and airport authorities in the United States of America. The Authentication Technology segment provides authentication services to financial and other companies predominantly in the United States of America.

All inter-segment transactions are eliminated in consolidation. The accounting policies of the segments are the same as the accounting policies of the Company as a whole.

The operating results of these reportable segments are regularly reviewed by the chief operating decision.

	Corporate	Airport Security	Other Aviation Services	Authentication Technology	Total
Six months ended June 30, 2024:
Revenue	$-	$173,131	$35,678	$24,750	$233,559
Depreciation and amortization	10	576	121	492	1,199
Net income (loss)	(1,735)	(2,014)	(2,005)	1,472	(4,282)
Total assets	$14,899	$88,411	$19,143	$79,021	$201,474

Six months ended June 30, 2023:
Revenue	$-	$146,837	$31,328	$26,243	$204,408
Depreciation and amortization	4	435	153	730	1,322
Net income (loss)	(1,554)	(2,556)	(422)	3,192	(1,340)
Total assets	$7,144	$86,035	$24,508	$67,889	$185,576

NOTE 15 – SUBSEQUENT EVENTS

On October 2024 a shareholder’s  meeting the Company’s shareholders approved reduction of the nominal value of the Company’s capital by lowering  the nominal value of each of the shares in the Company from €0.45 to €0.01 per share.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
(US $ in thousands, except share and per share data)

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

The following discussion and analysis should be read in conjunction with the financial statements, related notes and other information included in this report and with the Risk Factors included in Part 1 Item 3 in our Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC.

The following table summarizes certain statement of operations data for the Company for the periods ended June 30, 2024, 2023, 2022, 2021 and 2020:

	U.S. Dollars in Thousands
	Period ended June 30,
	2024	2023	2022	2021	2020

Revenue	$233,559	$204,408	$156,011	$154,419	$126,126
Cost of revenue	199,229	170,705	119,095	93,260	111,343
GROSS PROFIT	34,330	33,703	36,916	61,159	14,783
Operating expenses:
Research and development	7,173	6,533	6,607	5,545	3,880
Selling, general and administrative	32,188	28,612	27,912	22,915	19,466
Total operating expenses	39,361	35,145	34,519	28,460	23,346
OPERATING INCOME (LOSS)	(5,031)	(1,442)	2,397	32,699	(8,563)
Equity Income (loss) from investment in affiliate	-	-	(93)	(447)	(89)
Other income, net	1,098	727	65	96	738
INCOME (LOSS) BEFORE INCOME TAX EXPENSES	(3,933)	(715)	2,369	32,156	(9,390)
Income tax expenses	349	625	2,414	3,215	708
NET INCOME (LOSS)	(4,282)	(1,340)	(45)	28,941	(10,098)
Net income (loss) attributable to non-controlling interests	459	1,000	(52)	6,273	431
NET INCOME (LOSS) ATTRIBUTABLE TO ICTS INTERNATIONAL N.V.	$(4,741)	$(2,340)	$7	$22,668	$(10,529)

BASIC NET INCOME (LOSS) ATTRIBUTABLE TO ICTS INTERNATIONAL N.V.PER SHARE

Net Income (loss)	$(0.13)	$(0.06)	$-	$0.34	$(0.30)
Basic weighted average number of shares	37,433,333	37,433,333	37,433,333	37,433,333	35,433,333

DILUTED NET INCOME (LOSS) ATTRIBUTABLE TO ICTS INTERNATIONAL N.V. PER SHARE

Net Income (loss)	$(0.13)	$(0.06)	$-	$0.31	$(0.30)
Diluted weighted average number of shares	37,433,333	37,433,333	40,108,529	40,231,313	35,433,333

The Company’s business plan projects income from operations and positive cash flows from operations. The Company is also seeking to increase its liquidity by getting new lines of credit for its operations in Europe. There can be no assurance that management will be successful in achieving its business plan or increasing its liquidity.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
(US $ in thousands, except share and per share data)

Revenue

Total revenue increased from $204.4 million in the first six months of 2023 to $233.6 million in the first six months of 2024.

Revenue generated in Germany was $57.4 million in the first six months of 2024 compared to $56.2 million in the parallel period of 2023.

Revenue generated in the Netherlands was $53.6 million in the first six months of 2024 compared to $46.4 million in the parallel period of 2023. The Company has provided more services to its existing customers in the Netherlands and provides services to new customers as well.

Revenue generated in Spain was $54.9 million in the first six months of 2024 compared to $39.2 million in the first six months of 2023. The increase in revenue was due to the fact the company won several bids in Spain and increased the services it provides to new and existing clients. The Company continued to extend its operations in Spain in the last few years as part of its strategy for growth in the Aviation security segment.

Revenue generated in the United States of America was $48.8 million in the first six months of 2024, compared to $50.0 million in the parallel period of 2023. Services provided by the Other Aviation Services segment to its customers in the United States of America increased during the first six months of 2024 compared to the parallel period of 2023. Increase in revenue was due to the increase in services provided to clients and increase of minimum wage rates in few states in the United States of America which usually increase the billable rates as well as the labor costs of the Company. In the other hand, services in the United States provided by the Authentication Technology segment decreased during the first months of 2024 compared to the parallel period.

Revenue outside Germany, the Netherlands, Spain and the United States of America totaled $18.9 million in the first six months of 2024 compared to $12.6 million in the first six months of 2023. This increase in revenue represents an increase in sales in different countries, both from the Aviation Security Services segment and the Authentication Technology segment.

Cost of revenue

Cost of revenue for the period ended June 30, 2024 was $199.2 million or 85.3%, compared to $170.7 million or 83.5% of revenue in the first six months of 2023. Payroll and related costs comprise the majority of Cost of Revenue. Following the increase of revenue of the Airport Security and Other Aviation Services segments in 2024 cost of revenue increased accordingly. Due to changes in the composition of the demand, the productivity is being affected based on the requests of the customers. Increase in sickness rate and over time paid to employees affect the Cost of Revenue as well.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
(US $ in thousands, except share and per share data)

Research and Development (“R&D”)

R&D expenses for the period ended June 30, 2024 were $7.2 million (3.1% as percentage of revenue) compared to $6.5 million (3.2% as percentage of revenue) for the first six months of 2023. All R&D expenses are related to the Authentication Technology segment. During the first six months of 2024, R&D labor costs decreased by $0.8 million while costs of consultants increased by 0.3 million and technical and other costs increased by $1.2 million compared to parallel period of last year.

Selling, general and administrative expenses (“SG&A”)

SG&A expenses were $32.2 million for the period ended June 30, 2024 (13.8% as percentage of revenue) compared to $28.6 million (14.0% as percentage of revenue) for the first six months of 2023. During the first six months of 2024, the Company’s revenues continued growing compared to previous year which resulted also in an increase to SG&A. Legal expenses increased by $1.5 million following (i) an increase of the deductible of insurances that relate to the Other Aviation Services and; (ii) an increase of legal costs relating to the claim against the Company initiated by one of the shareholders.

Other income, net

Other income, net mainly includes interest from / to banks, related parties and other institutions, exchange rate income (expense), capital gains (losses) and bank charges. Other income, net, was $1.1 million (0.5% as percentage of revenue) for the first six months of 2024 compared to $0.7 million (0.4% as percentage of revenue) for the comparable period ending June 30, 2023. Interest from deposits in the first six months of 2024 were higher by $0.7 million compared to the parallel period last year.  In January 2023, the Company sold approximately 85% of its investment in SardineAI Corp, creating a capital gain of approximately $0.7 million in 2023. In addition, in the first six months of 2024 the Company recognized $0.2 million from exchange rates while in the parallel period of 202 the Company had $0.2 million expense.

Income tax expense

Income tax expense for the period ended June 30, 2024 was $0.3 million. (0.1% as percentage of revenue) compared to expense of $0.6 million (0.3% as percentage of revenue) in the comparable period of 2023. The tax expenses both as of June 30, 2024 and 2023 relate mostly to the Authentication Technology segment. As the profit of that segment during 2024 was lower than the profitability in 2023, the tax expense is lower as well.

Net Loss

As result of the above, the Company’s net loss amounted to $4.3 million (1.8% as percentage of revenue) for the first six months of 2024, compared to a net loss of $1.3 million (0.7% as percentage of revenue) for the comparable period of 2023.

Net income attributable to non-controlling interests

Net income attributable to non-controlling interests totaled $0.5 million (0.2 % as a percentage of revenue) for the first six months of 2024 compared to $1.0 million (0.5% as percentage of revenue) for the comparable period of 2023. The net income (loss) attributable to non-controlling interests relates to the non-controlling interests in the Authentication Technology segment.

Net loss attributable to ICTS International N.V.

Net loss attributable to ICTS International N.V. was $4.7 million (2.0% as a percentage of revenue) for the first six months of 2024, compared to net loss attributable to ICTS International N.V of $2.3 million (1.1% as a percentage of revenue) for the first six months of 2023.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
(US $ in thousands, except share and per share data)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICTS INTERNATIONAL N.V.

By: /s/ Alon Raich
Alon Raich, Managing Director and Chief Financial Officer

Dated: December 20, 2024